

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Mr. Peter K. Baker
Chief Executive Officer
Crystal Rock Holdings, Inc.
1050 Buckingham St.
Watertown, CT 06795

Re: Crystal Rock Holdings, Inc.
Form 10-K for Fiscal Year Ended October 31, 2009
Filed January 25, 2010
Form 10-Q for Quarterly Period Ended July 31, 2010
Filed September 14, 2010
File No. 0-31797

Dear Mr. Baker:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 24

1. Please disclose in a footnote to the table of contractual obligations on page 25 that repayments of long-term customer deposits reflected in your consolidated balance sheets are excluded from the table. Please also disclose the reasons why the obligation is excluded from the table. Refer to Item 303(a)(5) of Regulation S-K. In addition, please disclose why the 50 year water supply contract discussed in the third paragraph on page 4

is not considered a purchase obligation for purposes of reporting your contractual
obligations. Refer to Item 303(a)(5)(ii)(D).

Critical Accounting Policies, page 26

2.   In light of the fact that your net book value is greater than market capitalization, please
        provide additional information to help investors assess the probability of future material
        goodwill impairment charges. In doing so, please disclose whether your reporting unit is
        at risk of failing step one of the impairment test because fair value is not substantially in
        excess of carrying value. If you have determined that fair value is substantially in excess
        of carrying value, please disclose this information and tell us how you concluded that the
        estimated fair value of the reporting unit is reasonable in light of the implied control
        premium. If the reporting unit is at risk of failing step one, please disclose:

        •   the percentage by which fair value exceeded carrying value at the date of the most
            recent step one test;

        •   a more detailed description of the methods and key assumptions used and how the
            key assumptions were determined;

        •   the degree of uncertainty associated with the key assumptions; and

        •   the potential events and/or changes in circumstances that could reasonably be
            expected to negatively affect the key assumptions.

        Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of the Commission's
        Guidance Regarding Management's Discussion and Analysis of Financial Condition and
        Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and
        available on our website at www.sec.gov.

Item 9A(T). Controls and Procedures, page 27

3.   You state that your Chief Executive and Chief Financial officers concluded that your
        disclosure controls and procedures are adequate and effective to provide reasonable
        assurance that information required to be disclosed by you, including your consolidated
        subsidiary, in reports that you file or submit under the Exchange Act is recorded,
        processed, summarized and reported within the required time periods specified in the
        SEC's rules and forms. Please revise to clarify, if true, that these officers concluded that
        your disclosure controls and procedures are also effective to provide reasonable
        assurance that information required to be disclosed in the reports that you file or submit
        under the Exchange Act is accumulated and communicated to your management,
        including your principal executive and principal financial officers, to allow timely
        decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Financial Statements, page F-1

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss), page F-4

4.   Please separately display reclassification adjustments related to comprehensive income (loss) or disclose these amounts in the notes to the financial statements. Please also disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to ASC 220-10-45-12 and 220-10-45-17.

Consolidated Statements of Cash Flows, page F-5

5.   Referencing ASC 230, please explain why the $2.8 million in borrowings from your acquisition line of credit used to fund an acquisition and to fund capital expenditures are disclosed as non-cash financing and investing activities rather than presenting the gross cash receipts in cash flows from financing activities and the related gross cash payments in cash flows from investing activities. Refer to ASC 230-10-45-7.

Notes to the Consolidated Financial Statements, page F-66

Note 4. Mergers and Acquisitions, page F-11

6.   For future acquisitions, please disclose: a) the name and a brief description of the entities purchased; b) the acquisition date; and c) the amounts recognized for each transaction and the line item in the financial statements in which each amount is recognized. Refer to ASC 805-10-50-2a., 805-10-50-2b. and 805-10-50-2e.3.   Please also revise footnote nine regarding goodwill and other intangible assets to: a) disaggregate the disclosures related to customer lists and covenants not to compete; and b) disclose the weighted-average amortization period, in total and by major intangible asset class. Refer to ASC 350-30-50-1.

Note 7. Inventories, page F-13

7.   Based on your disclosure, it does not appear that you have significant amounts of raw or bottled water in inventory. Please advise.

Note 12. Debt, page F-16

8.   Please disclose that your senior credit agreement prohibits you from paying dividends without the prior consent of the lender, as indicated in the fourth paragraph on page 18.

Note 14. Fair Values of Assets and Liabilities, page F-18

9.   For fair value measurements using significant other observable inputs (Level 2), in future annual and interim filings, please provide a description of the valuation technique used and the inputs used in determining fair value. If there has been a change in the valuation technique, please disclose the change and the reason for making it. Refer to ASC 820-10-50-2e.

Form 10-Q for Quarterly Period Ended July 31, 2010

Part I – Financial Information

Item 1. Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 5. On-Balance Sheet Derivative Instruments and Hedging Activities, page 8

10.   With reference to the specific accounting guidance in ASC 815 that supports your accounting, please explain in detail your accounting for: a) the *old swap* prior and subsequent to the April 5, 2010 refinancing, including your basis for amortizing into earnings "over the remaining term of the undesignated cash flow hedge" the amounts relating to the *old swap* previously reflected in accumulated other comprehensive income; and b) the *offsetting swap* transaction. In addition, please explain why the entire unrealized loss on derivatives is classified a current liability as of July 31, 2010 and October 31, 2009.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen at (202) 551-3336 if you have any questions. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief